File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 8th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: November 8th., 2004

Press Release

For Immediate Release

Vitro Cristalglass to Supply Glass for
Europe’s Largest Urban Construction Project

San Pedro, Garza Garcia, Nuevo Leon, Mexico, November 8, 2004 -- With a glass façade of almost 140,000 square meters, Telefonica’s new Communication City Complex is Europe’s largest urban project, in terms of glass usage, under construction today.

The project is considered the most important and complex urban glass projects ever constructed in Spain, exceeding the Santander Central Hispano (SCH) Bank Financial Center and the new terminal at Madrid’s International Airport of Barajas.

According to available information, Telefonica, Spain’s leading communication company, decided to develop the same concept used for the SCH Financial Center; this concept integrates all of the company’s services and employees in one location to obtain greater synergies, savings, and operational advantages.

This great complex will comprise 14 office buildings for 14,000 employees and provide direct access to a child daycare center, health center, gym, and several commercial shops. Telefonica de España, S.A. will invest approximately 435 million euros and plans to complete the project by the fourth quarter of 2005. By then, the company expects to transfer all of its employees to the facility, which is already under construction near Las Tablas, north of Madrid.

The prestigious architect, Rafael de la Hoz, designed the project, which envisions a double-glazed glass façade and cover in all of the building areas. Rafael de la Hoz personally selected each type of glass being installed in the gigantic glass cube construction project.

Vitro Cristalglass delivered glass options that best suited the project’s architect: Superdual-T (double-glazed glass) combined with MULTIPAC on top of extra-clear and Solarlux Supernatural glass products.

Superdual-T is a specially designed glass product for this project. This new state-of-the-art development has broken every industry barrier, allowing people to perceive different effects from the inside than the outside. Thanks to its optimum solar factor, Superdual-T also allows for important energy savings, in terms of air conditioning, particularly when you take into account the project’s large glass surfaces.

Vitro Cristalglass is Spain’s leading fabricator, distributor, and marketer of architectural and construction flat-glass products and, through its Vitro Chaves subsidiary, is a leader in Portugal.

For more information about Vitro Cristalglass and Vitro Chaves products and services, please access the following links: www.cristalglass.es y www.vitro.com/vitro_chaves

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials, equipment and capital goods for industrial uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Media: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Virginia Morales/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1210/1350 vmorales@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afukidis@breakstoneruth.com